Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of December, 2008

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Minutes of Board of Directors Meeting dated November 27, 2008

Item 1

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly-Traded Company

CNPJ nº 33.256.439/0001- 39                                        NIRE 35.300.109.724

MINUTES OF BOARD OF DIRECTORS MEETING (13/2008)

Date, Time and Location:
November 27th, 2008, at 2 p.m. in the Company’s Headquarters, located at Av. Brigadeiro Luiz Antônio, Nº 1343 9th floor, in the City and State of São Paulo.

Presence:
Members of the Board of Directors (including those participating by telephone), duly signed.

Discussed and deliberated matters:

1. According to the terms of Article 20 “p” of the Company's bylaws and of Article 9 of CVM Instruction number 134 (dated November 1st,1990) and 155 (dated August 7th, 1991) as amended, the Members of the Board approved the issuance by the Company of Commercial Promissory Notes for public distribution, in accordance with the terms and conditions below (“Promissory Notes”):

1.1. Amount of the Issuance

The total amount to be issued is R$ 1,200,000,000.00 (one billion two hundred million reais) on the issuance date.

(Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., held on November 27, 2008)

1.2 Number of the Issuance

The currently approved Promissory Notes are the second Promissory Notes issued by the Company.

1.3. Quantity and unit par value of the Promissory Notes

120 (one hundred and twenty) Promissory Notes will be issued, in a single tranche, with unit par value of R$10,000,000.00 (ten million reais) on the date of the issuance (“Unit Par Value ”).

1.4. Maturity Date of the Securities

The Promissory Notes will have a term of 360 (three hundred and sixty) days from the issuance date.

1.5. Subscription and Payment

The Promissory Notes will be subscribed for their unit par value and will be paid in cash at subscription in Brazilian national currency.

1.6. Placing and Registration for Distribution and Placing

The Promissory Notes will be distributed and will be registered for distribution in the primary market and for trading in the secondary market through NOTA – The Promissory Note System, managed and operated by CETIP S.A. – Asset and Derivative Organized Counter (“CETIP”).

(Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., held on November 27, 2008)

1.7. Remuneration

1.7.1. The Unit Par Value will not be subject to monetary correction.

1.7.2. Each Promissory Note will be remunerated with interest corresponding to the accrued variation of the average daily DI rates (inter-financial deposits of one-day), Extra-Grupo (DI rates), added by 3.6% (three point six percent) per year, calculated and published by CETIP, applicable on the Unit Par Value of each promissory note from the issuance date to the effective payment date.

1.8. Payment location

Payment of the Promissory Notes will be made at the headquarters of the underwriter.

1.9. Prior Redemption

The Company may, under the terms of Article 7, Paragraph 2 of CVM Instruction number 134, as amended by CVM Instruction number 292, at any time, redeem in advance the Promissory Notes outstanding.

2. The Company’s Board of Directors decided to authorise the Company's Executive Board to take all the measures necessary to the implementation of the second issuance of the Promissory Notes, including, but not limited to, all necessary actions for hiring (i) financial institutions authorised to operate in the securities markets as intermediaries,  (ii) underwriters, legal advisers and other institutions

(Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., held on November 27, 2008)

which may be necessary for the accomplishment of the issuance hereby approved, setting their respective fees, as well as the publication and registration of corporate documents required nature with the competent authorities, including taking the appropriate procedures with the CVM, Brazil's Securities Exchange Commission.

Observations: the deliberations were approved unanimously by all those board members present, except for board member Renato Ochman, who abstained from voting.

Once there were no further matters to discuss, the meeting was closed, the minutes of this meeting were transcribed, read and approved by all the undersigned members present:  Paulo Guilherme Aguiar Cunha – Chairman; Lucio de Castro Andrade Filho - Vice President; Ana Maria Levy Villela Igel; Paulo Vieira Belotti; Renato Ochman; Olavo Egydio Monteiro de Carvalho; Nildemar Secches; Luiz Carlos Teixeira;– Board Members.

I hereby declare that this is a true and faithful copy of the minutes of the meeting, which has been entered in the appropriate registration book.

Paulo Guilherme Aguiar Cunha
Chairman of the Board

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 1, 2008
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
Name: André Covre
Title: Chief Financial and Investor Relations Officer

(Minutes of Board of Directors Meeting)